Exhibit 99.1

Fourth Quarter 2020 Earnings Release

Scotiabank reports fourth quarter and 2020 results

Scotiabank’s 2020 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2020 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2020 Highlights on a Reported Basis

(versus Fiscal 2019)

•	Net income of $6,853 million, compared to $8,798 million

•	Earnings per share (diluted) of $5.30, compared to $6.68

•	Return on equity of 10.4%, compared to 13.1%

•	Annual common dividend per share of $3.60 compared to $3.49, an increase of 3%

Fiscal 2020 Highlights on an Adjusted Basis(1)

(versus Fiscal 2019)

•	Net income of $6,961 million, compared to $9,409 million

•	Earnings per share (diluted) of $5.36, compared to $7.14

•	Return on equity of 10.4%, compared to 13.9%

Fourth Quarter 2020 Highlights on a Reported Basis

(versus Q4, 2019)

•	Net income of $1,899 million, compared to $2,308 million

•	Earnings per share (diluted) of $1.42, compared to $1.73

•	Return on equity of 11.0%, compared to 13.3%

Fourth Quarter 2020 Highlights on an Adjusted Basis(1)

(versus Q4, 2019)

•	Net income of $1,938 million, compared to $2,400 million

•	Earnings per share (diluted) of $1.45, compared to $1.82

•	Return on equity of 11.3%, compared to 13.8%

Fiscal 2020 Performance versus Medium-Term Objectives

The following table provides a summary of our 2020 performance against our medium-term financial performance objectives:

Medium-Term Objectives	Fiscal 2020 Results
	Reported	Adjusted(1)
Diluted earnings per share growth of 7%+	(20.7)%	(24.9)%
Return on equity of 14%+	10.4%	10.4%
Achieve positive operating leverage	Positive 0.3%	Negative 0.6%
Maintain strong capital ratios	CET1 capital ratio of 11.8%	CET1 capital ratio of 11.8%

“The Bank delivered improved earnings in the fourth quarter with strong operating results to end a year marked by high loan loss provisions driven by the global pandemic. Our repositioning efforts have played a significant role in our operational resilience throughout the COVID-19 pandemic. With our strengthened capital position and strong balance sheet, we remain well positioned for future growth across our footprint. We are encouraged by progress towards a vaccine and we remain cautiously optimistic about the year ahead. The Bank is poised to benefit from the economic recovery that is underway,” said Brian Porter, President and CEO of Scotiabank.

TORONTO, December 1, 2020 – Scotiabank reported net income of $6,853 million for the fiscal year 2020, compared with net income of $8,798 million in 2019. Diluted earnings per share (EPS) were $5.30, compared to $6.68 in the previous year. Return on equity was 10.4%, compared to 13.1% in the previous year.

Adjusted net income(1) was $6,961 million, down from $9,409 million in the previous year, and EPS were $5.36 versus $7.14 in the previous year.

Reported net income for the fourth quarter ended October 31, 2020 was $1,899 million compared to $2,308 million in the same period last year. Diluted earnings per share were $1.42, compared to $1.73 in the same period a year ago. Return on equity was 11.0% compared to 13.3% a year ago.

Adjusted net income(1) for the fourth quarter ended October 31, 2020 was $1,938 million and EPS were $1.45, down from $1.82 last year.

(1)	Refer to Non-GAAP Measures section on page 3.

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“We delivered improved fourth quarter results to end the year on a strong note. The Bank’s resilience during the pandemic reflects our strong asset quality and the benefits from our investments in people, processes, and technology as well as our diversified business model. I am extremely proud of the entire Scotiabank team. We continue to focus on our customers, while supporting employees,” said Brian Porter, President and CEO of Scotiabank. The Bank was recently recognized for outstanding COVID-19 leadership by Global Finance for its efforts to support customers, employees, and the broader community throughout the pandemic.

Canadian Banking generated adjusted earnings of $2,604 million in 2020, which were negatively impacted by an elevated provision for credit losses driven by COVID-19. Fourth quarter earnings improved to $782 million, with strong asset growth and stable margins. The Bank provided customer assistance to over 370,000 customers in Canada this year.

International Banking generated adjusted earnings of $1,148 million in 2020. The division’s lower earnings were driven by higher provision for credit losses as a result of COVID-19 and the impact of divestitures. Fourth quarter earnings were $283 million, up meaningfully from the previous quarter.

Global Banking and Markets delivered record adjusted earnings of $2,034 million in 2020, up 33%, reflecting strong performance in trading, lending, and underwriting businesses. Record revenues reflected strong performance in Capital Markets, and good loan and deposit volume growth in Business Banking. Looking forward, the business will build on its presence in the Americas, leverage Europe and Asia-Pacific for distribution of Americas’ products and support global corporate clients.

Global Wealth Management reported adjusted earnings of $1,297 million in 2020, up 7%. The results were supported by strong mutual fund net sales in Canada and record iTRADE volumes. In 2020, Scotia Global Asset Management was recognized for its strong performance by winning seven “2019 Lipper Fund” Awards and 27 “FundGrade A+” awards.

The Bank reported a strong Common Equity Tier 1 capital ratio of 11.8% and a liquidity coverage ratio of 138%, a strong position from which to continue to support its customers and drive future growth.

“As we look forward to 2021, we will continue to put customers first and we remain cautiously optimistic that better times lie ahead as we continue to grow our presence as a leading bank in the Americas,” said Brian Porter, President and CEO, Scotiabank.

2    Scotiabank Fourth Quarter Press Release 2020

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our 2020 Annual Report to Shareholders.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1)	Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The provision for 2019 relates to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic.

3.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in accordance with its strategy to reposition the Bank. The net (gain)/loss on divestitures is recorded in the Other segment, and relates to the following divestitures:

•	Operations in Antigua and Barbuda (announced Q4, 2020)

•	Operations in British Virgin Islands (closed Q3, 2020)

•	Operations in Belize (announced Q3, 2020)

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Banking operations in the Caribbean (closed Q4, 2019)

•	Insurance and pension operations in the Dominican Republic (closed Q2, 2019)

2)

Valuation-related adjustments, recorded in Q1, 2020 (pre-tax $315 million) – The Bank modified its allowance for credit losses measurement methodology by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit losses of $155 million which was recorded in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets operating segments. The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million. This charge was recorded in the Global Banking and Markets and Other operating segments. The Bank also recorded an impairment loss in the Other operating segment of $44 million pre-tax, related to one software asset.

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Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2020	2020	2019	2020	2019
Reported Results
Net interest income	$4,258	$4,253	$4,336	$17,320	$17,177
Non-interest income	3,247	3,481	3,632	14,016	13,857

Total Revenue	7,505	7,734	7,968	31,336	31,034
Provision for credit losses	1,131	2,181	753	6,084	3,027
Non-interest expenses	4,057	4,018	4,311	16,856	16,737

Income before taxes	2,317	1,535	2,904	8,396	11,270
Income tax expense	418	231	596	1,543	2,472

Net income	$1,899	$1,304	$2,308	$6,853	$8,798
Net income attributable to non-controlling interests in subsidiaries (NCI)	72	(51)	107	75	408

Net income attributable to equity holders	$1,827	$1,355	$2,201	$6,778	$8,390

Preferred shareholders and other equity instrument holders	82	23	64	196	182
Net income attributable to common shareholders	$1,745	$1,332	$2,137	$6,582	$8,208

Diluted earnings per share (in dollars)	$1.42	$1.04	$1.73	$5.30	$6.68

Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(1)	$—	$—	$—	$—	$151
Integration costs(2)	20	40	79	177	178
Amortization of Acquisition-related intangible assets, excluding software(2)	26	26	28	106	116

Acquisition-related costs	46	66	107	283	445
Allowance for credit losses - Additional scenario(1)	—	—	—	155	—
Derivatives valuation adjustment(3)	—	—	—	116	—
Net (gain)/loss on divestitures(4)	8	(44)	1	(298)	148
Impairment charge on software asset(2)	—	—	—	44	—

Adjustments (Pre-tax)	54	22	108	300	593
Income tax expense/(benefit)	(15)	(18)	(16)	(192)	18

Adjustments (After tax)	39	4	92	108	611
Adjustment attributable to NCI	—	(5)	5	(60)	(50)

Adjustments (After tax and NCI)	$39	$(1)	$97	$48	$561

Adjusted Results
Net interest income	$4,258	4,253	$4,336	$17,320	$17,177
Non-interest income	3,247	3,436	3,626	13,819	13,984

Total revenue	7,505	7,689	7,962	31,139	31,161
Provision for credit losses	1,131	2,181	753	5,929	2,876
Non-interest expenses	4,003	3,951	4,197	16,514	16,422

Income before taxes	2,371	1,557	3,012	8,696	11,863
Income tax expense	433	249	612	1,735	2,454

Net income	$1,938	$1,308	$2,400	$6,961	$9,409
Net income attributable to NCI	72	(46)	102	135	458

Net income attributable to equity holders	$1,866	$1,354	$2,298	$6,826	$8,951

Preferred shareholders and other equity instrument holders	82	23	64	196	182
Net income attributable to common shareholders	$1,784	$1,331	$2,234	$6,630	$8,769

Adjusted diluted earnings per share (in dollars)	$1.45	$1.04	$1.82	$5.36	$7.14

Impact of adjustments on diluted earnings per share (in dollars)	$0.03	$—	$0.09	$0.06	$0.46

(1)	Recorded in provision for credit losses.
(2)	Recorded in non-interest expenses.
(3)	Recorded in non-interest income.
(4)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

4    Scotiabank Fourth Quarter Press Release 2020

Reconciliation of reported and adjusted results by business line(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
	For the three months ended October 31, 2020
Reported net income	$778	$333	$325	$460	$3	$1,899
Total adjustments (after tax)	4	20	10	—	5	39

Adjusted net income	$782	$353	$335	$460	$8	$1,938

Adjusted net income attributable to equity holders	$782	$283	$333	$460	$8	$1,866

	For the three months ended July 31, 2020
Reported net income	$429	$(28)	$324	$600	$(21)	$1,304
Total adjustments (after tax)	4	32	11	—	(43)	4

Adjusted net income	$433	$4	$335	$600	$(64)	$1,308

Adjusted net income attributable to equity holders	$433	$53	$332	$600	$(64)	$1,354

	For the three months ended October 31, 2019
Reported net income	$898	$765	$303	$405	$(63)	$2,308
Total adjustments (after tax)	4	58	15	—	15	92

Adjusted net income	$902	$823	$318	$405	$(48)	$2,400

Adjusted net income attributable to equity holders	$902	$725	$314	$405	$(48)	$2,298

	For the year ended October 31, 2020
Reported net income	$2,536	$1,072	$1,262	$1,955	$28	$6,853
Total adjustments (after tax)	68	200	45	79	(284)	108

Adjusted net income	$2,604	$1,272	$1,307	$2,034	$(256)	$6,961

Adjusted net income attributable to equity holders	$2,604	$1,148	$1,297	$2,034	$(257)	$6,826

	For the year ended October 31, 2019
Reported net income	$3,488	$3,138	$1,184	$1,534	$(546)	$8,798
Total adjustments (after tax)	16	254	49	—	292	611

Adjusted net income	$3,504	$3,392	$1,233	$1,534	$(254)	$9,409

Adjusted net income attributable to equity holders	$3,504	$2,953	$1,215	$1,534	$(255)	$8,951

(1)	Refer to Business Line Overview in the 2020 Annual Report to Shareholders.

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Financial Highlights

	As at and for the three months ended			As at and for the year ended

	October 31	July 31	October 31	October 31	October 31
	2020(1)	2020(1)	2019	2020(1)	2019

Operating results ($ millions)
Net interest income	4,258	4,253	4,336	17,320	17,177
Non-interest income	3,247	3,481	3,632	14,016	13,857
Total revenue	7,505	7,734	7,968	31,336	31,034
Provision for credit losses	1,131	2,181	753	6,084	3,027
Non-interest expenses	4,057	4,018	4,311	16,856	16,737
Income tax expense	418	231	596	1,543	2,472
Net income	1,899	1,304	2,308	6,853	8,798
Net income attributable to common shareholders of the Bank	1,745	1,332	2,137	6,582	8,208

Operating performance
Basic earnings per share ($)	1.44	1.10	1.76	5.43	6.72
Diluted earnings per share ($)	1.42	1.04	1.73	5.30	6.68
Return on equity (%)	11.0	8.3	13.3	10.4	13.1
Productivity ratio (%)	54.1	52.0	54.1	53.8	53.9
Operating leverage (%)				0.3	(3.3)
Core banking margin (%)(2)	2.22	2.10	2.40	2.27	2.44

Financial position information ($ millions)
Cash and deposits with financial institutions	76,460	59,041	46,720
Trading assets	117,839	123,754	127,488
Loans	603,263	613,351	592,483
Total assets	1,136,466	1,169,872	1,086,161
Deposits	750,838	767,993	733,390
Common equity	62,819	62,883	63,638
Preferred shares and other equity instruments	5,308	5,308	3,884
Assets under administration	558,594	558,391	558,408
Assets under management	291,701	293,412	301,631

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.8	11.3	11.1
Tier 1 capital ratio (%)	13.3	12.8	12.2
Total capital ratio (%)	15.5	14.9	14.2
Leverage ratio (%)	4.7	4.6	4.2
Risk-weighted assets ($ millions)	417,138	430,542	421,185
Liquidity coverage ratio (LCR) (%)	138	141	125

Credit quality
Net impaired loans ($ millions)	3,096	3,361	3,540
Allowance for credit losses ($ millions)(3)	7,820	7,403	5,145
Gross impaired loans as a % of loans and acceptances	0.81	0.81	0.84
Net impaired loans as a % of loans and acceptances	0.50	0.53	0.58
Provision for credit losses as a % of average net loans and acceptances(4)	0.73	1.36	0.50	0.98	0.51
Provision for credit losses on impaired loans as a % of average net loans and acceptances(4)	0.54	0.58	0.49	0.56	0.49
Net write-offs as a % of average net loans and acceptances	0.41	0.47	0.49	0.47	0.50

Adjusted results(2)
Adjusted net income ($ millions)	1,938	1,308	2,400	6,961	9,409
Adjusted diluted earnings per share ($)	1.45	1.04	1.82	5.36	7.14
Adjusted return on equity (%)	11.3	8.3	13.8	10.4	13.9
Adjusted productivity ratio (%)	53.3	51.4	52.7	53.0	52.7
Adjusted operating leverage (%)				(0.6)	(2.1)
Adjusted provision for credit losses as a % of average net loans and acceptances(4)	0.73	1.36	0.50	0.95	0.49

Common share information
Closing share price ($) (TSX)	55.35	55.01	75.54
Shares outstanding (millions)				1,212
Average – Basic	1,211	1,211	1,218		1,222
Average – Diluted	1,246	1,245	1,260	1,243	1,251
End of period	1,211	1,211	1,216
Dividends paid per share ($)	0.90	0.90	0.90	3.60	3.49
Dividend yield (%)(5)	6.4	6.5	5.0	5.8	4.9
Market capitalization ($ millions) (TSX)	67,055	66,641	91,867
Book value per common share ($)	51.85	51.91	52.33
Market value to book value multiple	1.1	1.1	1.4
Price to earnings multiple (trailing 4 quarters)	10.2	9.6	11.2

Other information
Employees (full-time equivalent)	92,001	95,369	101,813
Branches and offices	2,618	2,905	3,109

(1)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior period amounts have not been restated.
(2)	Refer to page 3 for a discussion of Non-GAAP measures.
(3)	Includes allowance for credit losses on all financial assets - loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(4)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(5)	Based on the average of the high and low common share price for the period.

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Impact of Foreign Currency Translation

	Average exchange rate			% Change
	October 31	July 31	October 31	October 31, 2020	October 31, 2020
For the three months ended	2020	2020	2019	vs. July 31, 2020	vs. October 31, 2019
U.S. Dollar/Canadian Dollar	0.756	0.731	0.756	3.5%	0.1%
Mexican Peso/Canadian Dollar	16.390	16.622	14.752	(1.4)%	11.1%
Peruvian Sol/Canadian Dollar	2.701	2.538	2.542	6.4%	6.2%
Colombian Peso/Canadian Dollar	2,866	2,733	2,583	4.9%	11.0%
Chilean Peso/Canadian Dollar	591.628	584.980	542.205	1.1%	9.1%

	Average exchange rate		% Change
	October 31	October 31	October 31, 2020
For the year ended	2020	2019	vs. October 31, 2019
U.S. Dollar/Canadian Dollar	0.744	0.753	(1.2)%
Mexican Peso/Canadian Dollar	15.832	14.607	8.4%
Peruvian Sol/Canadian Dollar	2.569	2.512	2.3%
Colombian Peso/Canadian Dollar	2,722	2,447	11.2%
Chilean Peso/Canadian Dollar	591.712	517.805	14.3%

	For the three months ended		For the year ended
	October 31, 2020	October 31, 2020	October 31, 2020
Impact on net income(1) ($ millions except EPS)	vs. October 31, 2019	vs. July 31, 2020	vs. October 31, 2019
Net interest income	$(136)	$(62)	$(481)
Non-interest income(2)	(65)	(62)	(196)
Non-interest expenses	111	44	397
Other items (net of tax)	66	41	261

Net income	$(24)	$(39)	$(19)

Earnings per share (diluted)	$(0.02)	$(0.03)	$(0.02)

Impact by business line ($ millions)
Canadian Banking	$—	$—	$2
International Banking(2)	(15)	(5)	(23)
Global Wealth Management	(3)	(2)	(9)
Global Banking and Markets	(1)	(6)	11
Other(2)	(5)	(26)	—

Net Income	$(24)	$(39)	$(19)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of Divested Operations

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2020	2020	2019	2020	2019
Net interest income	$—	$1	$102	$76	$432
Non-interest income	—	2	223	72	847

Total Revenue	—	3	325	148	1,279
Provision for credit losses	—	1	11	8	11
Non-interest expenses	—	1	96	65	404

Income before taxes	—	1	218	75	864
Income tax expense	—	—	56	15	210

Net income	$—	$1	$162	$60	$654
Net income attributable to non-controlling interests (NCI)	—	—	2	—	7
Net income attributable to equity holders - relating to divested operations	$—	$1	$160	$60	$647

	For the three months ended		For the year ended
	October 31, 2020	October 31, 2020	October 31, 2020
Impact on net income ($ millions except EPS)	vs. July 31, 2020	vs. October 31, 2019	vs. October 31, 2019
Net interest income	$(1)	$(102)	$(356)
Non-interest income	(2)	(223)	(775)

Total Revenue	(3)	(325)	(1,131)
Provision for credit losses	(1)	(11)	(3)
Non-interest expenses	(1)	(96)	(339)

Income before taxes	(1)	(218)	(789)
Income tax expense	—	(56)	(195)

Net income	$(1)	$(162)	$(594)
Net income attributable to equity holders	$(1)	$(160)	$(587)

Earnings per share (diluted)	$—	$(0.13)	$(0.47)

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Group Financial Performance

Net income

Q4 2020 vs Q4 2019

Net income was $1,899 million compared to $2,308 million. Adjusted net income was $1,938 million compared to $2,400 million, down 19%, due mainly to lower non-interest income and higher provision for credit losses, partially offset by lower non-interest expenses and provision for income taxes.

Q4 2020 vs Q3 2020

Net income was $1,899 million compared to $1,304 million. Adjusted net income was $1,938 million compared to $1,308 million, an increase of 48%, due mainly to lower provision for credit losses, partially offset by lower non-interest income and higher provision for income taxes.

Total revenue

Q4 2020 vs Q4 2019

Revenues were $7,505 million, a decrease of $463 million or 6%. Adjusted revenues were $7,505 million, a decrease of $457 million or 6%, due mainly to lower net interest income and non-interest income, negatively impacted by divested operations.

Q4 2020 vs Q3 2020

Revenues were $7,505 million, a decrease of $229 million or 3%. Adjusted revenues were $7,505 million, a decrease of $184 million or 2%, due mainly to lower non-interest income driven by lower trading revenues.

Net interest income

Q4 2020 vs Q4 2019

Net interest income was $4,258 million, a decrease of $78 million or 2%. Asset growth and higher contribution from asset/liability management activities were more than offset by the negative impact of foreign currency translation and divested operations.

The core banking margin was down 18 basis points to 2.22%, driven by lower margins across all business lines due to the impact of central bank rate cuts and changes in business mix, as well as increased levels of lower-margin liquid assets.

Q4 2020 vs Q3 2020

Net interest income was in line with the previous quarter. Higher contribution from asset/liability management activities was offset by lower asset volume and the negative impact of foreign currency translation.

The core banking margin was up 12 basis points to 2.22%, driven primarily by higher contribution from asset/liability management activities and lower volumes of lower-margin high quality liquid assets. Margins were stable across all business lines.

Non-interest income

Q4 2020 vs Q4 2019

Non-interest income was $3,247 million, down $385 million or 11%. Adjusted non-interest income declined $379 million or 10%. The impact of divestitures was approximately 5%. The remaining 5% decrease was due to lower banking revenues, insurance revenues, other fees and commissions, as well as the negative impact of foreign currency translation. These were partly offset by higher trading revenues.

Q4 2020 vs Q3 2020

Non-interest income was down $234 million or 7%. Adjusted non-interest income decreased by $189 million or 6%, due primarily to lower trading revenues and underwriting and advisory fees, partly offset by higher banking revenues in Canadian and International Banking, and higher wealth management fees.

Provision for credit losses

Q4 2020 vs Q4 2019

The provision for credit losses was $1,131 million, an increase of $378 million or 50%. The provision for credit losses ratio increased 23 basis points to 73 basis points.

The provision on impaired loans was $835 million, compared to $744 million, up $91 million due primarily to higher commercial and corporate loan provisions, partially offset by lower retail provisions. The provision for credit losses ratio on impaired loans was 54 basis points, an increase of five basis points.

The provision on performing loans was $296 million, compared to $9 million, an increase of $287 million of which $167 million related to retail, mainly in International Banking. Commercial and corporate loan provisions increased $120 million across all business lines. The increase is due primarily to the COVID-19 pandemic impact on the performing portfolio driven by the unfavourable macroeconomic outlook and its estimated future impact on credit migration.

8    Scotiabank Fourth Quarter Press Release 2020

Q4 2020 vs Q3 2020

The provision for credit losses was $1,131 million, a decrease of $1,050 million. The provision for credit losses ratio decreased 63 basis points to 73 basis points.

The provision on impaired loans was $835 million, compared to $928 million, a decrease of $93 million or 10%, due primarily to lower retail provisions driven by lower delinquencies and credit migration. The provision for credit losses ratio on impaired loans was 54 basis points, a decrease of four basis points.

The provision for performing loans was $296 million, compared to $1,253 million, a decrease of $957 million of which $752 million related to retail and $205 million related to commercial. The decrease was driven primarily by improving macroeconomic outlook and stabilizing portfolio credit quality.

Non-interest expenses

Q4 2020 vs Q4 2019

Non-interest expenses were $4,057 million, down $254 million or 6%. Adjusted non-interest expenses of $4,003 million declined by 5%, of which 2% related to the impact of divested operations. The remaining 3% decrease was due to lower professional fees, advertising and business development expenses and the positive impact of foreign currency translation, partly offset by the impact of COVID-19 related costs.

The productivity ratio was 54.1%, in line with last year. On an adjusted basis, the productivity ratio was 53.3%, compared to 52.7%.

Q4 2020 vs Q3 2020

Non-interest expenses were up $39 million or 1%. Adjusted non-interest expenses were also up by 1%, due to higher personnel costs and technology, partly offset by the positive impact of foreign currency translation.

The productivity ratio was 54.1% compared to 52.0%. On an adjusted basis, the productivity ratio was 53.3%, compared to 51.4%.

Provision for income taxes

Q4 2020 vs Q4 2019

The effective tax rate was 18.0% compared to 20.5%, due primarily to changes in earnings mix across businesses and jurisdictions.

Q4 2020 vs Q3 2020

The effective tax rate was 18.0% compared to 15.1%, due primarily to significantly higher provision for credit losses recorded in entities that operate in higher tax rate jurisdictions in the prior quarter.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for resiliency during the COVID-19 pandemic. The CET1 ratio as at October 31, 2020 was 11.8%, an increase of approximately 70 basis points from the prior year due primarily to strong internal capital generation and the impact from the Bank’s divestitures during the year, partly offset by the adoption of regulatory changes, the impact from foreign currency translation on capital requirements, the remeasurement of the employee pension obligations, and share buybacks. The CET1 ratio also benefited 30 basis points from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their pre-crisis baseline levels as at January 31, 2020.

The Bank’s Tier 1 capital ratio was 13.3% as at October 31, 2020, an increase of approximately 110 basis points from the prior year, due primarily to the issuance of US$1.25 billion of Scotiabank additional Tier 1 capital securities and the above noted impacts to the CET1 ratio, partly offset by the redemption of $265 million of preferred shares during the year. The Total capital ratio was 15.5% as at October 31, 2020, an increase of approximately 130 basis points from 2019, due primarily to the above noted changes to the CET1 and Tier 1 capital ratios.

The Leverage ratio was 4.7%, an increase of approximately 50 basis points in 2020 due primarily to OSFI’s temporary Leverage ratio exclusions for central bank reserves and sovereign-issued securities and transitional adjustment for the partial inclusion of ECL, internal capital generation and the issuance of US$1.25 billion of Scotiabank additional Tier 1 capital securities, partly offset by the redemption of $265 million of preferred shares during the year.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2020 of 9.0%, 10.5% and 12.5% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2020.

Scotiabank Fourth Quarter Press Release 2020    9

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2020(2)	July 31 2020(2)	October 31 2019(3)	October 31 2020(2)	October 31 2019(3)
Reported Results
Net interest income	$1,954	$1,930	$2,027	$7,838	$7,848
Non-interest income(4)	612	570	656	2,461	2,616

Total revenue	2,566	2,500	2,683	10,299	10,464
Provision for credit losses	330	752	247	2,073	972
Non-interest expenses	1,186	1,172	1,220	4,811	4,772
Income tax expense	272	147	318	879	1,232

Net income	$778	$429	$898	$2,536	$3,488

Net income attributable to equity holders of the Bank	$778	$429	$898	$2,536	$3,488

Other measures
Return on equity	18.4%	10.1%	23.3%	15.1%	23.2%
Average assets ($ billions)	$363	$359	$349	$359	$340
Average liabilities ($ billions)	$295	$283	$263	$277	$255

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2020 Annual Report to Shareholders.
(2)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior year amounts have not been restated.
(3)	The amounts for the periods ended October 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(4)

Includes net income from investments in associated corporations for the three months ended October 31, 2020 - $15 (July 31, 2020 - $9; October 31, 2019 - $18) and for the year ended October 31, 2020 - $56 (October 31, 2019 - $65).

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Adjusted Results(1)
Net interest income	$1,954	$1,930	$2,027	$7,838	$7,848
Non-interest income	612	570	656	2,461	2,616

Total revenue	2,566	2,500	2,683	10,299	10,464
Provision for credit losses	330	752	247	2,002	972
Non-interest expenses	1,180	1,167	1,214	4,789	4,750
Income tax expense	274	148	320	904	1,238

Net income	$782	$433	$902	$2,604	$3,504

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $778 million, compared to $898 million. Adjusted net income was $782 million, a decrease of $120 million or 13%. The decline was due primarily to higher provision for credit losses on performing loans, lower net interest income and non-interest income, partly offset by lower non-interest expenses.

Q4 2020 vs Q3 2020

Net income attributable to equity holders increased $349 million or 81%. The increase was due primarily to a lower provision for credit losses on performing loans, higher net interest income, and higher non-interest income, partly offset by higher non-interest expenses.

Total revenue

Q4 2020 vs Q4 2019

Revenues were $2,566 million, down $117 million or 4%. The decrease was due primarily to lower net interest income from margin compression, and lower non-interest income.

Q4 2020 vs Q3 2020

Revenues increased $66 million or 3%, due primarily to higher non-interest income and net interest income.

Net interest income

Q4 2020 vs Q4 2019

Net interest income of $1,954 million decreased $73 million or 4%, due primarily to margin compression, partly offset by solid volume growth. The net interest margin declined 15 basis points to 2.26%, primarily driven by the interest rate cuts by the Bank of Canada, and changes to business mix.

Q4 2020 vs Q3 2020

Net interest income increased $24 million or 1%, due primarily to mortgage and deposit growth. The margin of 2.26% remained stable.

10    Scotiabank Fourth Quarter Press Release 2020

Non-interest income

Q4 2020 vs Q4 2019

Non-interest income of $612 million decreased $44 million or 7%. The decline was due primarily to lower banking fees mainly as a result of a decline in economic activity and transaction volumes, foreign exchange, and insurance fees.

Q4 2020 vs Q3 2020

Non-interest income increased $42 million or 7% due primarily to higher banking fees, insurance revenue, and income from associated corporations.

Provision for credit losses

Q4 2020 vs Q4 2019

The provision for credit losses was $330 million, compared to $247 million, up $83 million or 34%. The provision for credit losses ratio increased nine basis points to 37 basis points.

Provision on impaired loans was $238 million compared to $255 million, down $17 million or 7% due primarily to lower retail provisions partially offset by higher commercial provisions mainly related to one account. The provision for credit losses ratio on impaired loans was 27 basis points, a decrease of two basis points.

Provision on performing loans was $92 million, compared to a net reversal of $8 million, an increase of $100 million of which $55 million related to commercial and $45 million related to retail. This is due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Q4 2020 vs Q3 2020

The provision for credit losses was $330 million, compared to $752 million, down $422 million or 56%. The provision for credit losses ratio decreased 48 basis points to 37 basis points.

Provision on impaired loans was $238 million compared to $317 million, down $79 million or 25% due to lower retail and commercial banking provisions. The provision for credit losses ratio on impaired loans was 27 basis points, a decrease of nine basis points.

Provision on performing loans was $92 million, compared to $435 million, a decrease of $343 million. Retail provision decreased by $249 million while commercial provisions decreased $94 million. The decrease was driven primarily by stabilizing portfolio credit quality and improving macroeconomic outlook.

Non-interest expenses

Q4 2020 vs Q4 2019

Non-interest expenses were $1,186 million, down $34 million or 3%, driven mainly by lower advertising and business travel costs, and the impact of cost control initiatives, partially offset by higher personnel costs to support business development.

Q4 2020 vs Q3 2020

Non-interest expenses were up $14 million or 1%, largely due to higher technology costs to support business development.

Provision for income taxes

The effective tax rate was 26.0% compared to 26.2% in the prior year and 25.5% in the prior quarter.

Average Assets

Q4 2020 vs Q4 2019

Average assets grew $14 billion or 4% to $363 billion. The growth included $13 billion or 6% in residential mortgages and $3 billion or 6% in business loans and acceptances, offset partially by reductions in personal loans and credit cards.

Q4 2020 vs Q3 2020

Average assets of $363 billion were up $4 billion. The growth included $5 billion or 2% in residential mortgages partially offset by a decline of $1 billion or 2% in business loans and acceptances.

Average Liabilities

Q4 2020 vs Q4 2019

Average liabilities increased $32 billion or 12%, including growth of $18 billion or 11% in personal deposits and $13 billion or 16% in non-personal deposits.

Q4 2020 vs Q3 2020

Average liabilities increased $12 billion or 4%, including growth of $4 billion or 2% in personal deposits and $8 billion or 9% in non-personal deposits.

Scotiabank Fourth Quarter Press Release 2020    11

International Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2020(2)	July 31 2020(2)	October 31 2019(3)	October 31 2020(2)	October 31 2019(3)
Reported Results
Net interest income	$1,785	$1,906	$2,093	$7,603	$8,353
Non-interest income(4)(5)	763	664	1,093	3,207	4,366

Total revenue	2,548	2,570	3,186	10,810	12,719
Provision for credit losses(6)	736	1,278	502	3,613	2,076
Non-interest expenses	1,424	1,390	1,688	5,943	6,596
Income tax expense	55	(70)	231	182	909

Net income	$333	$(28)	$765	$1,072	$3,138

Net income attributable to non-controlling interests in subsidiaries	70	(54)	86	92	373
Net income attributable to equity holders of the Bank	$263	$26	$679	$980	$2,765

Other measures
Return on equity(7)	5.6%	0.4%	13.0%	5.0%	13.2%
Average assets ($ billions)	$202	$216	$205	$206	$201
Average liabilities ($ billions)	$153	$162	$156	$155	$153

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2020 Annual Report to Shareholders.
(2)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior year amounts have not been restated.
(3)	The amounts for the periods ended October 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(4)

Includes net income from investments in associated corporations for the three months ended October 31, 2020 - $38 (July 31, 2020 - $47; October 31, 2019 - $207) and for the year ended October 31, 2020 - $243 (October 31, 2019 - $753).

(5)

Includes one additional month of earnings relating to Mexico of $51 (after tax and NCI $37) in the first quarter of 2019. Includes one additional month of earnings relating to Peru of $57 (after tax and NCI $40) in the first quarter of 2019.

(6)	Includes Day 1 provision for credit losses on acquired performing loans for the year ended October 31, 2019 - $151.
(7)

Adjusting for Acquisition-related costs, return on equity was 6.0% for the three months ended October 31, 2020 and 5.8% for the year ended October 31, 2020. Adjusting for Acquisition-related costs, return on equity was 14.0% for the three months ended October 31, 2019 and 14.1% for the year ended October 31, 2019.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Adjusted Results(1)
Net interest income	$1,785	$1,906	$2,093	$7,603	$8,353
Non-interest income	763	664	1,093	3,207	4,366

Total revenue	2,548	2,570	3,186	10,810	12,719
Provision for credit losses	736	1,278	502	3,536	1,925
Non-interest expenses	1,397	1,344	1,606	5,742	6,390
Income tax expense	62	(56)	255	260	1,012

Net income	$353	$4	$823	$1,272	$3,392

Net income attributable to non-controlling interests in subsidiaries	70	(49)	98	124	439
Net income attributable to equity holders of the Bank	$283	$53	$725	$1,148	$2,953

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $263 million, a decrease of $416 million or 61%. Adjusted net income attributable to equity holders was $283 million, a decrease of $442 million or 61%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations. The remaining decrease was due to lower net interest income and non-interest income, partially offset by lower non-interest expenses and provision for income taxes.

Q4 2020 vs Q3 2020

Net income attributable to equity holders increased by $237 million. Adjusted net income attributable to equity holders increased $230 million. The increase was due largely to a reduction in provision for credit losses on performing loans and higher non-interest income partially offset by lower net interest income, higher non-interest expenses and provision for income taxes.

12    Scotiabank Fourth Quarter Press Release 2020

Reconciliation of International Banking’s reported results and constant dollar results

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, and is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollars is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

	For the three months ended						For the year ended
($ millions)	July 31, 2020			October 31, 2019			October 31, 2019
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,906	$57	$1,849	$2,093	$142	$1,951	$8,353	$500	$7,853
Non-interest income	664	14	650	1,093	45	1,048	4,366	148	4,218

Total revenue	2,570	71	2,499	3,186	187	2,999	12,719	648	12,071
Provision for credit losses	1,278	37	1,241	502	37	465	2,076	142	1,934
Non-interest expenses	1,390	33	1,357	1,688	111	1,577	6,596	389	6,207
Income tax expense	(70)	(1)	(69)	231	9	222	909	21	888

Net income	$(28)	$2	$(30)	$765	$30	$735	$3,138	$96	$3,042

Net income attributable to non-controlling interest in subsidiaries	$(54)	$(3)	$(51)	$86	$6	$80	$373	$35	$338
Net income attributable to equity holders of the Bank	$26	$5	$21	$679	$24	$655	$2,765	$61	$2,704

Other measures
Average assets ($ billions)	$216	$6	$210	$205	$10	$195	$201	$10	$191
Average liabilities ($ billions)	$162	$4	$158	$156	$9	$147	$153	$9	$144

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $263 million, a decrease of $392 million or 60%. Adjusted net income attributable to equity holders was $283 million, a decrease of $416 million or 60%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations. The remaining decrease was due to lower net interest income and non-interest income, partially offset by lower non-interest expenses and provision for income taxes.

Q4 2020 vs Q3 2020

Net income attributable to equity holders increased by $242 million. Adjusted net income attributable to equity holders increased $236 million. The increase was due largely to a reduction in provision for credit losses on performing loans and higher non-interest income partially offset by lower net interest income, higher non-interest expenses and provision for income taxes.

Total revenue

Q4 2020 vs Q4 2019

Total revenues were $2,548 million, down 15%. The impact of divested operations was 9%. The remaining 6% decline was due to lower net interest income driven by margin compression, and lower non-interest income driven primarily by lower banking and card fees due to the slowdown in consumer activity.

Q4 2020 vs Q3 2020

Total revenues increased $49 million or 2% due to higher non-interest income driven by higher investment gains, partially offset by lower net interest income driven by a decline in total loans.

Net interest income

Q4 2020 vs Q4 2019

Net interest income was $1,785 million, down 9%. The impact of divested operations was 5%. The remaining 4% decline was due to margin compression. Margin reduced 54 basis points, due primarily to growth in lower-margin high quality liquid assets, business mix changes and the impact of central bank rate reductions across the footprint.

Q4 2020 vs Q3 2020

Net interest income decreased $64 million or 3%, driven by a 4% decline in total loans, primarily in Latin America, as net interest margin remained stable.

Non-interest income

Q4 2020 vs Q4 2019

Non-interest income was $763 million, down 27%. The impact of divested operations was 16%. The remaining decline of 11% was driven primarily by lower banking and card fees due to the slowdown in consumer activity, lower contribution from associated corporations, partially offset by higher investment gains and trading revenues.

Scotiabank Fourth Quarter Press Release 2020    13

Q4 2020 vs Q3 2020

Non-interest income increased $113 million or 17% due mainly to higher investment gains in Peru and Mexico, and banking and card fees.

Provision for credit losses

Q4 2020 vs Q4 2019

The provision for credit losses was $736 million, compared to $465 million, up $271 million or 58%. The provision for credit losses ratio increased 72 basis points to 207 basis points.

Provision on impaired loans was $561 million compared to $441 million, up $120 million or 27% due primarily to higher commercial and retail provisions in most Pacific Alliance countries. The provision for credit losses ratio on impaired loans was 158 basis points, an increase of 31 basis points.

Provision on performing loans was $175 million, compared to $24 million, up $151 million of which $121 million related to retail and $30 million related to commercial. This is due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Q4 2020 vs Q3 2020

The provision for credit losses was $736 million, compared to $1,241 million, down $505 million or 41%. The provision for credit losses ratio decreased 126 basis points to 207 basis points.

Provision on impaired loans was $561 million compared to $558 million, up 1% due to lower retail provisions in select Pacific Alliance countries partially offset by higher commercial provisions. The provision for credit losses ratio on impaired loans increased 9 basis points to 158 basis points.

Provision on performing loans was $175 million, compared to $683 million, a decrease of $509 million of which $483 million related to retail and $26 million related to commercial. The decrease was driven primarily by stabilizing portfolio credit quality and improving macroeconomic outlook.

Non-interest expenses

Q4 2020 vs Q4 2019

Non-interest expenses were $1,424 million, down 10%. On an adjusted basis, non-interest expenses decreased 7%, of which 5% relates to divested operations. The remaining decline of 2% was due to lower personnel costs driven by synergies from acquisitions and other cost-savings initiatives.

Q4 2020 vs Q3 2020

Non-interest expenses increased 5%, including expenses associated with the implementation of cost-savings initiatives, driven by staffing and branch reductions mainly in Mexico, Colombia, Caribbean and Central America.

Provision for income taxes

Q4 2020 vs Q4 2019

The effective tax rate for the quarter was 14.2%. On an adjusted basis, the effective tax rate for the quarter was 15.0%, as compared to 23.7% last year, due primarily to higher provision for credit losses in entities that operate in higher tax rate jurisdictions.

Q4 2020 vs Q3 2020

The effective tax rate for the quarter was 14.2%. On an adjusted basis, the effective tax rate for the quarter was 15.0%, as compared to a recovery rate of 106.8% in the prior quarter. This change in effective tax rate is due primarily to significantly higher provision for credit losses recorded in entities that operate in higher tax rate jurisdictions in the prior quarter.

Average Assets

Q4 2020 vs Q4 2019

Average assets of $202 billion increased $7 billion or 4%. Total loan growth of 1% was driven by strong growth of 8% in commercial loans offset by a decline in retail loans of 6%. The remaining increase was driven by higher deposits with central banks and investment securities.

Q4 2020 vs Q3 2020

Average assets decreased $8 billion or 4%. Total loans declined 4% driven by a decline of 7% in commercial loans and 1% in retail loans.

Average Liabilities

Q4 2020 vs Q4 2019

Average liabilities of $153 billion increased $6 billion or 4% driven by higher funding from central banks. Total deposits declined 2% driven by a decline of 6% in retail deposits, partially offset by 1% growth in non-personal deposits. The negative impact of divested operations on total deposit growth was 9%, non-personal deposit growth 4% and retail deposit growth 16%.

Q4 2020 vs Q3 2020

Average liabilities decreased $5 billion or 3% driven by a decline in total deposits of 3%, primarily in the Pacific Alliance. Non-personal deposits declined 5%, while retail deposit growth was 2%.

14    Scotiabank Fourth Quarter Press Release 2020

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2020(2)	July 31 2020(2)	October 31 2019	October 31 2020(2)	October 31 2019
Reported Results
Net interest income	$144	$145	$142	$575	$564
Non-interest income	1,021	990	1,007	4,009	3,937

Total revenue	1,165	1,135	1,149	4,584	4,501
Provision for credit losses	3	1	—	7	—
Non-interest expenses	726	700	744	2,878	2,905
Income tax expense	111	110	102	437	412

Net income	$325	$324	$303	$1,262	$1,184

Net income attributable to non-controlling interests in subsidiaries	2	3	4	10	18
Net income attributable to equity holders of the Bank	$323	$321	$299	$1,252	$1,166

Other measures
Assets under administration ($ billions)	$502	$503	$497	$502	$497
Assets under management ($ billions)	$292	$293	$302	$292	$302

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2020 Annual Report to Shareholders.
(2)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior year amounts have not been restated.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Adjusted Results(1)
Net interest income	$144	$145	$142	$575	$564
Non-interest income	1,021	990	1,007	4,009	3,937

Total revenue	1,165	1,135	1,149	4,584	4,501
Provision for credit losses	3	1	—	6	—
Non-interest expenses	713	685	725	2,818	2,839
Income tax expense	114	114	106	453	429

Net income	$335	$335	$318	$1,307	$1,233

Net income attributable to non-controlling interests in subsidiaries	2	3	4	10	18
Net income attributable to equity holders of the Bank	$333	$332	$314	$1,297	$1,215

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $323 million, an increase of $24 million or 8%. Adjusted net income increased to $333 million, up 6%. This growth is due primarily to higher net sales, trading volumes and market appreciation.

Q4 2020 vs Q3 2020

Net income attributable to equity holders increased $2 million or 1%. Adjusted net income increased $1 million due to higher fee-based revenue, partially offset by higher non-interest expenses.

Total revenue

Q4 2020 vs Q4 2019

Revenues were $1,165 million, up $16 million or 1%. The negative impact of divested operations was 3%, offset by growth of 4% due primarily to higher brokerage fees partially offset by the slowdown in consumer activity within our International operations.

Q4 2020 vs Q3 2020

Revenues rose $30 million or 3%, due primarily to higher mutual fund and investment management fees.

Provision for credit losses

Q4 2020 vs Q4 2019

The provision for credit losses was $3 million compared to nil. The provision for credit losses ratio was seven basis points.

Q4 2020 vs Q3 2020

The provision for credit losses increased $2 million. The provision for credit losses ratio was seven basis points.

Non-interest expenses

Q4 2020 vs Q4 2019

Non-interest expenses of $726 million were down $18 million or 2%, as the benefit from prior period divested operations and lower communications, travel, and business development expenses were partly offset by higher volume-related expenses and technology costs to support business development.

Scotiabank Fourth Quarter Press Release 2020    15

Q4 2020 vs Q3 2020

Non-interest expenses were up $26 million or 4%, largely due to higher volume-related expenses and technology costs to support business development.

Provision for income taxes

The effective tax rate was 25.6% compared to 24.9% in the prior year and slightly higher than 25.4% in the prior quarter.

Assets under administration (AUA) and assets under management (AUM)

Q4 2020 vs Q4 2019

Assets under management of $292 billion declined $10 billion or 3%, while assets under administration of $502 billion increased $5 billion or 1%. The negative impact of divested operations was 5% on AUM and 3% on AUA. The remaining growth in AUM and AUA was due primarily to higher net sales and market appreciation.

Q4 2020 vs Q3 2020

Assets under management decreased $1 billion or 1%, and assets under administration decreased $1 billion as higher net sales were more than offset by market depreciation.

16    Scotiabank Fourth Quarter Press Release 2020

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2020(2)	July 31 2020(2)	October 31 2019	October 31 2020(2)	October 31 2019
Reported Results
Net interest income	$350	$375	$337	$1,435	$1,396
Non-interest income	860	1,170	833	3,947	3,084

Total revenue	1,210	1,545	1,170	5,382	4,480
Provision for credit losses	62	149	4	390	(22)
Non-interest expenses	583	620	631	2,473	2,463
Income tax expense	105	176	130	564	505

Net income	$460	$600	$405	$1,955	$1,534

Net income attributable to equity holders of the Bank	$460	$600	$405	$1,955	$1,534

Other measures
Return on equity	14.6%	17.5%	13.8%	14.8%	13.3%
Average assets ($ billions)	$389	$416	$388	$412	$372
Average liabilities ($ billions)	$387	$414	$318	$379	$304

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2020 Annual Report to Shareholders.
(2)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior year amounts have not been restated.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Adjusted Results(1)
Net interest income	$350	$375	$337	$1,435	$1,396
Non-interest income	860	1,170	833	4,049	3,084

Total revenue	1,210	1,545	1,170	5,484	4,480
Provision for credit losses	62	149	4	384	(22)
Non-interest expenses	583	620	631	2,473	2,463
Income tax expense	105	176	130	593	505

Net income	$460	$600	$405	$2,034	$1,534

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $460 million, an increase of $55 million or 14%. Higher net interest income, non-interest income, and lower non-interest expenses, were partly offset by higher provision for credit losses.

Q4 2020 vs Q3 2020

Net income attributable to equity holders decreased by $140 million or 23%. This was due mainly to lower net interest income, non-interest income, and the negative impact of foreign currency translation, partly offset by lower provision for credit losses and lower non-interest expenses.

Total revenue

Q4 2020 vs Q4 2019

Revenues were $1,210 million, an increase of $40 million or 3% due primarily to higher non-interest income driven by fixed income trading revenues and higher net interest income.

Q4 2020 vs Q3 2020

Revenues decreased by $335 million or 22% due to lower net interest income and lower trading revenues and unfavourable impact of foreign currency translation.

Net interest income

Q4 2020 vs Q4 2019

Net interest income was $350 million, an increase of $13 million or 4%. The increase was due mainly to strong growth in deposits and loan volumes mainly in Canada and the U.S., partly offset by lower lending margins.

Q4 2020 vs Q3 2020

Net interest income decreased by $25 million or 7%. The decrease was due to lower loan volumes in all regions, partly offset by higher lending margins.

Non-interest income

Q4 2020 vs Q4 2019

Non-interest income was $860 million, an increase of $27 million or 3% from the prior year. This increase was due mainly to growth in fixed income trading revenues.

Scotiabank Fourth Quarter Press Release 2020    17

Q4 2020 vs Q3 2020

Non-interest income decreased by $310 million or 26% primarily due to a decrease in fixed income trading revenues, lower underwriting fees, and the negative impact of foreign currency translation.

Provision for credit losses

Q4 2020 vs Q4 2019

The provision for credit losses was $62 million, compared to $4 million, an increase of $58 million. The provision for credit losses ratio increased to 24 basis points.

Provision on impaired loans was $34 million, up $22 million due to higher provisions primarily in the energy sector. The provision for credit losses ratio on impaired loans increased to 13 basis points.

Provision on performing loans was $28 million, compared to a net reversal of $8 million, an increase of $36 million due primarily to unfavourable economic conditions in the energy sector and unfavourable macroeconomic outlook and its estimated future impact on credit migration on other sectors most impacted by COVID-19.

Q4 2020 vs Q3 2020

The provision for credit losses was $62 million, compared to $149 million last quarter, a decrease of $87 million driven primarily by lower performing provision due to improving macroeconomic outlook, and stabilizing portfolio quality. The provision for credit losses ratio decreased 26 basis points to 24 basis points.

Provision on impaired loans was $34 million, compared to $38 million, down by $4 million. The provision for credit losses ratio on impaired loans remain unchanged at 13 basis points.

Provision on performing loans was $28 million, a decrease of $83 million. The decrease was driven primarily by an improving macroeconomic outlook, and stabilizing portfolio quality.

Non-interest expenses

Q4 2020 vs Q4 2019

Non-interest expenses of $583 million, decreased $48 million or 8%. The decrease was primarily driven by lower personnel costs, professional fees, advertisement and business development expenses.

Q4 2020 vs Q3 2020

Non-interest expenses decreased $37 million or 6% due mainly to lower personnel costs and the positive impact of foreign currency translation.

Provision for income taxes

Q4 2020 vs Q4 2019

The effective tax rate for the quarter was 18.5%, compared to 24.3%. The changes were due mainly to the change in earnings mix across jurisdictions.

Q4 2020 vs Q3 2020

The effective tax rate for the quarter was 18.5%, compared to 22.7% in the prior quarter. The change was due mainly to changes in the earnings mix across jurisdictions.

Average Assets

Q4 2020 vs Q4 2019

Average assets were $389 billion, in line with the prior year. Growth in loans and derivative-related assets were offset by a decrease in securities purchased under resale agreements.

Q4 2020 vs Q3 2020

Average assets decreased $27 billion or 7% due mainly to decreases in loans, securities purchased under resale agreements, derivative-related assets, and the impact of foreign currency translation.

Average Liabilities

Q4 2020 vs Q4 2019

Average liabilities of $387 billion were higher by $69 billion or 22%, due to strong growth in deposits of 37%, as well as growth in securities sold under repurchase agreements, and derivative-related liabilities.

Q4 2020 vs Q3 2020

Average liabilities decreased $27 billion or 7% due primarily to lower securities sold under repurchase agreements and the impact of foreign currency translation.

18    Scotiabank Fourth Quarter Press Release 2020

Other

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2020(2)	July 31 2020(2)	October 31 2019(3)	October 31 2020(2)	October 31 2019(3)
Reported Results
Net interest income(4)	$25	$(103)	$(263)	$(131)	$(984)
Non-interest income(4)(5)	(9)	87	43	392	(146)

Total revenue	16	(16)	(220)	261	(1,130)
Provision for credit losses	—	1	—	1	1
Non-interest expenses	138	136	28	751	1
Income tax expense	(125)	(132)	(185)	(519)	(586)

Net income (loss)	$3	$(21)	$(63)	$28	$(546)

Net income (loss) attributable to non-controlling interests in subsidiaries	—	—	17	(27)	17
Net income (loss) attributable to equity holders of the Bank	$3	$(21)	$(80)	$55	$(563)

Other measures
Average assets ($ billions)	$159	$190	$124	$158	$118
Average liabilities ($ billions)	$195	$237	$251	$240	$243

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2020 Annual Report to Shareholders.
(2)	The amounts for periods ended July 31, 2020 and October 31, 2020 have been prepared in accordance with IFRS 16, prior period amounts have not been restated.
(3)	The amounts for the periods ended October 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(4)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended October 31, 2020 - $67 (July 31, 2020 - $65; October 31, 2019 - $58) and the year ended October 31, 2020 - $275 (October 31, 2019 - $181) to arrive at the amounts reported in the Consolidated Statement of Income.

(5)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended October 31, 2020 - $(7) (July 31, 2020 - $(17); October 31, 2019 - $(67)) and for the year October 31, 2020 - $(70) (October 31, 2019 - $(178)).

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Adjusted Results(1)
Net interest income	$25	$(103)	$(263)	$(131)	$(984)
Non-interest income	(9)	42	37	93	(19)

Total revenue	16	(61)	(226)	(38)	(1,003)
Provision for credit losses	—	1	—	1	1
Non-interest expenses	130	135	21	692	(20)
Income tax expense	(122)	(133)	(199)	(475)	(730)

Net income (loss)	$8	$(64)	$(48)	$(256)	$(254)

Net income (loss) attributable to non-controlling interests in subsidiaries	—	—	—	1	1
Net income (loss) attributable to equity holders of the Bank	$8	$(64)	$(48)	$(257)	$(255)

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.

Net income

Q4 2020 vs Q4 2019

Net income attributable to equity holders was $3 million. Adjusted net income attributable to equity holders was $8 million, compared to net loss attributable to equity holders of $48 million. The improvement was due mainly to higher contributions from asset/liability management activities, partly offset by higher non-interest expenses.

Q4 2020 vs Q3 2020

Net income attributable to equity holders was $3 million. Adjusted net income attributable to equity holders was $8 million, compared to net loss attributable to equity holders of $64 million. The improvement was due mainly to higher contributions from asset/liability management activities, partly offset by lower investment gains.

Scotiabank Fourth Quarter Press Release 2020    19

Consolidated Statement of Financial Position

	As at
(Unaudited) ($ millions)	October 31 2020	July 31 2020	October 31 2019
Assets
Cash and deposits with financial institutions	$76,460	$59,041	$46,720
Precious metals	1,181	2,743	3,709
Trading assets
Securities	108,331	111,855	112,664
Loans	8,352	10,864	13,829
Other	1,156	1,035	995

	117,839	123,754	127,488
Securities purchased under resale agreements and securities borrowed	119,747	126,460	131,178
Derivative financial instruments	45,065	55,632	38,119
Investment securities	111,389	122,565	82,359
Loans
Residential mortgages	284,684	277,522	268,169
Personal loans	93,758	94,286	98,631
Credit cards	14,797	15,350	17,788
Business and government	217,663	233,414	212,972

	610,902	620,572	597,560
Allowance for credit losses	7,639	7,221	5,077

Other	603,263	613,351	592,483
Customers’ liability under acceptances, net of allowance	14,228	15,963	13,896
Property and equipment(1)	5,897	6,025	2,669
Investments in associates	2,475	2,399	5,614
Goodwill and other intangible assets	17,015	17,136	17,465
Deferred tax assets	2,185	2,164	1,570
Other assets	19,722	22,639	22,891

	61,522	66,326	64,105

Total assets	$1,136,466	$1,169,872	$1,086,161

Liabilities
Deposits
Personal	$246,135	$242,876	$224,800
Business and government	464,619	482,050	461,851
Financial institutions	40,084	43,067	46,739

	750,838	767,993	733,390
Financial instruments designated at fair value through profit or loss	18,899	17,522	12,235
Other
Acceptances	14,305	16,071	13,901
Obligations related to securities sold short	31,902	33,913	30,404
Derivative financial instruments	42,247	54,698	40,222
Obligations related to securities sold under repurchase agreements and securities lent	137,763	137,351	124,083
Subordinated debentures	7,405	7,336	7,252
Other liabilities(1)	62,604	64,413	54,482

	296,226	313,782	270,344

Total liabilities	1,065,963	1,099,297	1,015,969

Equity
Common equity
Common shares	18,239	18,236	18,264
Retained earnings	46,345	45,689	44,439
Accumulated other comprehensive income (loss)	(2,125)	(1,402)	570
Other reserves	360	360	365

Total common equity	62,819	62,883	63,638
Preferred shares and other equity instruments	5,308	5,308	3,884

Total equity attributable to equity holders of the Bank	68,127	68,191	67,522
Non-controlling interests in subsidiaries	2,376	2,384	2,670

Total equity	70,503	70,575	70,192

Total liabilities and equity	$1,136,466	$1,169,872	$1,086,161

(1)

The amounts for the periods ended October 31, 2020 and July 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Note 3 and 4 in the 2020 Annual Report to Shareholders).

20    Scotiabank Fourth Quarter Press Release 2020

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Revenue
Interest income(1)
Loans	$6,104	$6,420	$7,371	$26,977	$29,116
Securities	458	460	562	2,035	2,238
Securities purchased under resale agreements and securities borrowed	51	57	106	286	502
Deposits with financial institutions	39	49	213	414	928

	6,652	6,986	8,252	29,712	32,784

Interest expense
Deposits	2,055	2,425	3,477	10,731	13,871
Subordinated debentures	50	53	83	240	294
Other(2)	289	255	356	1,421	1,442

	2,394	2,733	3,916	12,392	15,607

Net interest income	4,258	4,253	4,336	17,320	17,177

Non-interest income
Card revenues	181	164	245	789	977
Banking services fees	376	337	473	1,540	1,812
Credit fees	345	333	345	1,348	1,316
Mutual funds	506	486	476	1,945	1,849
Brokerage fees	225	225	226	902	876
Investment management and trust	238	225	263	946	1,050
Underwriting and other advisory	152	202	146	690	497
Non-trading foreign exchange	169	170	161	708	667
Trading revenues	498	736	376	2,411	1,488
Net gain on sale of investment securities	182	145	125	607	351
Net income from investments in associated corporations	49	42	161	242	650
Insurance underwriting income, net of claims	120	113	158	497	676
Other fees and commissions	151	158	221	688	949
Other	55	145	256	703	699

	3,247	3,481	3,632	14,016	13,857

Total revenue	7,505	7,734	7,968	31,336	31,034
Provision for credit losses	1,131	2,181	753	6,084	3,027

	6,374	5,553	7,215	25,252	28,007

Non-interest expenses
Salaries and employee benefits	2,071	2,066	2,115	8,624	8,443
Premises and technology(2)	607	601	712	2,408	2,807
Depreciation and amortization(2)	407	377	271	1,546	1,053
Communications	93	105	118	418	459
Advertising and business development	96	98	174	445	625
Professional	184	181	243	753	861
Business and capital taxes	123	130	126	517	515
Other	476	460	552	2,145	1,974

	4,057	4,018	4,311	16,856	16,737

Income before taxes	2,317	1,535	2,904	8,396	11,270
Income tax expense	418	231	596	1,543	2,472

Net income	$1,899	$1,304	$2,308	$6,853	$8,798

Net income attributable to non-controlling interests in subsidiaries	72	(51)	107	75	408

Net income attributable to equity holders of the Bank	$1,827	$1,355	$2,201	$6,778	$8,390
Preferred shareholders and other equity instrument holders	82	23	64	196	182
Common shareholders	$1,745	$1,332	$2,137	$6,582	$8,208

Earnings per common share (in dollars)
Basic	$1.44	$1.10	$1.76	$5.43	$6.72
Diluted	1.42	1.04	1.73	5.30	6.68
Dividends paid per common share (in dollars)	0.90	0.90	0.90	3.60	3.49

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,510 for the three months ended October 31, 2020 (July 31, 2020 - $6,839; October 31, 2019 - $8,146) and for the year ended October 31, 2020 - $29,173 (October 31, 2019 - $32,436).

(2)

The amounts for the periods ended October 31, 2020 and July 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4 in the 2020 Annual Report to Shareholders).

Scotiabank Fourth Quarter Press Release 2020    21

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Net income	$1,899	$1,304	$2,308	$6,853	$8,798
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(548)	(1,411)	(966)	(2,433)	(626)
Net gains (losses) on hedges of net investments in foreign operations	6	529	82	347	(232)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	16	(24)	19	62	21
Net gains (losses) on hedges of net investments in foreign operations	1	139	22	91	(60)

Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:	(559)	(997)	(925)	(2,239)	(819)
Net gains (losses) in fair value	(235)	553	163	1,495	1,265
Reclassification of net (gains) losses to net income	139	(195)	(217)	(1,091)	(1,150)
Income tax expense (benefit):
Net gains (losses) in fair value	(59)	152	28	387	308
Reclassification of net (gains) losses to net income	37	(48)	(50)	(276)	(298)

Net change in gains (losses) on derivative instruments designated as cash flow hedges:	(74)	254	(32)	293	105
Net gains (losses) on derivative instruments designated as cash flow hedges	(661)	1,362	618	2,543	361
Reclassification of net (gains) losses to net income	385	(1,557)	(481)	(2,604)	596
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(181)	386	155	689	86
Reclassification of net (gains) losses to net income	106	(456)	(119)	(718)	163

	(201)	(125)	101	(32)	708

Other comprehensive income (loss) from investments in associates	7	10	21	(2)	103

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	291	(504)	75	(620)	(1,096)
Income tax expense (benefit)	76	(139)	22	(155)	(281)

Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:	215	(365)	53	(465)	(815)
Net gains (losses) in fair value	(44)	58	36	(122)	121
Income tax expense (benefit)	(17)	18	6	(37)	26

Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:	(27)	40	30	(85)	95
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(211)	(585)	18	(404)	11
Income tax expense (benefit)	(55)	(154)	5	(106)	3

	(156)	(431)	13	(298)	8

Other comprehensive income (loss) from investments in associates	—	—	(7)	(8)	(10)

Other comprehensive income (loss)	(795)	(1,614)	(746)	(2,836)	(625)

Comprehensive income (loss)	$1,104	$(310)	$1,562	$4,017	$8,173

Comprehensive income (loss) attributable to non-controlling interests	—	(45)	(22)	(93)	205

Comprehensive income (loss) attributable to equity holders of the Bank	$1,104	$(265)	$1,584	$4,110	$7,968
Preferred shareholders and other equity instrument holders	82	23	64	196	182
Common shareholders	$1,022	$(288)	$1,520	$3,914	$7,786

22    Scotiabank Fourth Quarter Press Release 2020

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
											Preferred	Total	Non-
			Foreign	Available-	Debt	Equity	Cash			Total	shares and	attributable	controlling
	Common	Retained	currency	for-sale	instruments	instruments	flow		Other	common	other equity	to equity	interests in
(unaudited) ($ millions)	shares	earnings(1)	translation	securities	FVOCI	FVOCI	hedges	Other(2)	reserves	equity	instruments	holders	subsidiaries		Total
Balance as at October 31, 2019	$18,264	$44,439	$800	$—	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	—	6,582	—	—	—	—	—	—	—	6,582	196	6,778	75		6,853
Other comprehensive income (loss)	—	—	(2,128)	—	293	(81)	(11)	(741)	—	(2,668)	—	(2,668)	(168)		(2,836)
Total comprehensive income	$—	$6,582	$(2,128)	$—	$293	$(81)	$(11)	$(741)	$—	$3,914	$196	$4,110	$(93)		$4,017
Shares/instruments issued	59	—	—	—	—	—	—	—	(9)	50	1,689	1,739	—		1,739
Shares repurchased/redeemed	(84)	(330)	—	—	—	—	—	—	—	(414)	(265)	(679)	—		(679)
Dividends and distributions paid to equity holders	—	(4,363)	—	—	—	—	—	—	—	(4,363)	(196)	(4,559)	(148)		(4,707)
Share-based payments(3)	—	—	—	—	—	—	—	—	5	5	—	5	—		5
Other	—	17	—	—	—	(27)	—	—	(1)	(11)	—	(11)	(53	)(4)	(64)
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$—	$330	$(163)	$639	$(1,603)	$360	$62,819	$5,308	$68,127	$2,376		$70,503

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15(5)	—	(58)	—	—	—	—	—	—	—	(58)	—	(58)	—		(58)
Balance as at November 1, 2018	18,234	41,356	1,441	—	(68)	(126)	(121)	(134)	404	60,986	4,184	65,170	2,452		67,622
Net income	—	8,208	—	—	—	—	—	—	—	8,208	182	8,390	408		8,798
Other comprehensive income (loss)	—	—	(641)	—	105	71	771	(728)	—	(422)	—	(422)	(203)		(625)
Total comprehensive income	$—	$8,208	$(641)	$—	$105	$71	$771	$(728)	$—	$7,786	$182	$7,968	$205		$8,173
Shares issued	255	—	—	—	—	—	—	—	(37)	218	—	218	—		218
Shares repurchased/redeemed	(225)	(850)	—	—	—	—	—	—	—	(1,075)	(300)	(1,375)	—		(1,375)
Dividends and distributions paid to equity holders	—	(4,260)	—	—	—	—	—	—	—	(4,260)	(182)	(4,442)	(150)		(4,592)
Share-based payments(3)	—	—	—	—	—	—	—	—	7	7	—	7	—		7
Other	—	(15)	—	—	—	—	—	—	(9)	(24)	—	(24)	163	(4)	139
Balance as at October 31, 2019	$18,264	$44,439	$800	$—	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192

Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$—	$—	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592		$61,625
Cumulative effect of adopting IFRS 9	—	(564)	—	46	184	(179)	—	—	—	(513)	—	(513)	(97)		(610)
Balance as at November 1, 2017	15,644	37,553	1,861	—	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495		61,015
Net income	—	8,361	—	—	—	—	—	—	—	8,361	187	8,548	176		8,724
Other comprehensive income (loss)	—	—	(477)	—	(252)	53	(356)	339	—	(693)	—	(693)	(111)		(804)
Total comprehensive income	$—	$8,361	$(477)	$—	$(252)	$53	$(356)	$339	$—	$7,668	$187	$7,855	$65		$7,920
Shares issued	2,708	—	—	—	—	—	—	—	(19)	2,689	300	2,989	—		2,989
Shares repurchased/redeemed	(118)	(514)	—	—	—	—	—	—	—	(632)	(695)	(1,327)	—		(1,327)
Dividends and distributions paid to equity holders	—	(3,985)	—	—	—	—	—	—	—	(3,985)	(187)	(4,172)	(199)		(4,371)
Share-based payments(3)	—	—	—	—	—	—	—	—	6	6	—	6	—		6
Other	—	(1)	57	—	—	—	—	—	301 (4)	357	—	357	1,091	(4)	1,448
Balance as at October 31, 2018	$18,234	$41,414	$1,441	$—	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680

(1)	Includes undistributed retained earnings of $64 (2019 - $61; 2018 - $62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26 in the 2020 Annual Report to Shareholders).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.
(5)	Refer to Note 4 in the 2020 Annual Report to Shareholders for a summary of the adjustments on initial application of IFRS 15.

Scotiabank Fourth Quarter Press Release 2020    23

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
	October 31	October 31	October 31	October 31
Sources (uses) of cash flows	2020(1)	2019	2020(1)	2019
Cash flows from operating activities
Net income	$1,899	$2,308	$6,853	$8,798
Adjustment for:
Net interest income	(4,258)	(4,336)	(17,320)	(17,177)
Depreciation and amortization	407	271	1,546	1,053
Provision for credit losses	1,131	753	6,084	3,027
Equity-settled share-based payment expense	—	1	5	7
Net gain on sale of investment securities	(182)	(125)	(607)	(351)
Net (gain)/loss on divestitures	(1)	(4)	(307)	125
Net income from investments in associated corporations	(49)	(161)	(242)	(650)
Income tax expense	418	596	1,543	2,472
Changes in operating assets and liabilities:
Trading assets	5,446	4,106	9,945	(27,514)
Securities purchased under resale agreements and securities borrowed	5,777	(11,272)	12,781	(27,235)
Loans	6,802	(7,931)	(25,486)	(44,337)
Deposits	(12,793)	15,028	27,982	60,705
Obligations related to securities sold short	(1,799)	4,383	1,195	(1,694)
Obligations related to securities sold under repurchase agreements and securities lent	966	3,232	11,722	22,727
Net derivative financial instruments	(2,580)	1,502	(1,949)	1,964
Other, net	3,465	(8,251)	7,527	(8,881)
Dividends received	204	165	824	520
Interest received	7,031	8,287	29,572	32,696
Interest paid	(2,406)	(3,802)	(13,042)	(15,322)
Income tax paid	(623)	(685)	(1,962)	(2,958)

Net cash from/(used in) operating activities	8,855	4,065	56,664	(12,025)

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(17,490)	(1,149)	(30,346)	18,014
Purchase of investment securities	(19,544)	(21,482)	(147,629)	(89,018)
Proceeds from sale and maturity of investment securities	30,207	21,846	119,033	86,956
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	—	56	3,938	20
Property and equipment, net of disposals	(203)	(148)	(771)	(186)
Other, net	(212)	(137)	(684)	(568)

Net cash from/(used in) investing activities	(7,242)	(1,014)	(56,459)	15,218

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	—	—	3,250
Redemption/repurchase of subordinated debentures	(3)	(1,753)	(9)	(1,771)
Proceeds from preferred shares and other equity instruments issued	—	—	1,689	—
Redemption of preferred shares	—	—	(265)	(300)
Proceeds from common shares issued	3	44	59	255
Common shares purchased for cancellation	—	(356)	(414)	(1,075)
Cash dividends and distributions paid	(1,173)	(1,158)	(4,559)	(4,442)
Distributions to non-controlling interests	(7)	(19)	(148)	(150)
Payment of lease liabilities	(87)	—	(345)	—
Other, net	(218)	609	4,135	2,945

Net cash from/(used in) financing activities	(1,485)	(2,633)	143	(1,288)

Effect of exchange rate changes on cash and cash equivalents	(96)	(62)	(129)	2

Net change in cash and cash equivalents	32	356	219	1,907
Cash and cash equivalents at beginning of period(2)	11,091	10,548	10,904	8,997

Cash and cash equivalents at end of period(2)	$11,123	$10,904	$11,123	$10,904

(1)

The amounts for the period ended October 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4 in the 2020 Annual Report to Shareholders).

(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6 in the 2020 Annual Report to Shareholders).

24    Scotiabank Fourth Quarter Press Release 2020

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2020 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 1, 2020

Scotiabank Fourth Quarter Press Release 2020    25

Shareholders Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2021

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5, 2021	January 27, 2021
April 6, 2021	April 28, 2021
July 6, 2021	July 28, 2021
October 5, 2021	October 27, 2021

Annual Meeting date for fiscal 2020

Shareholders are invited to attend the 189th Annual Meeting of Holders of Common Shares, to be held on April 13, 2021 beginning at 9:00 a.m. EDT. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 16, 2021. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2020 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on Tuesday, December 1, 2020, at 7:15 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or 1-800-952-5114 (North America toll-free) using access code 1645183#. Please call shortly before 7:15 a.m. EST. In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the call will be available between Tuesday December 1, 2020 and Thursday December 31, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free). The access code is 2953890#. The archived audio webcast will be available on the Bank’s website for three months.

26    Scotiabank Fourth Quarter Press Release 2020

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Att: Stock Transfer Department

Overnight Mail Delivery: 462 South 4th Street, Louisville, KY 40202

Regular Mail Delivery: P.O. Box 505005, Louisville, KY 40233-5005

Telephone: (303) 262-0600 or 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Phil Smith

Scotiabank Investor Relations

(416) 863-2866

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